
03029382

82-2142


invensys

BTRsec/RLS Admin/Letters/2003/0085

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

6 August 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH, D.C. 152 SECTION

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

dw 8/19



"emailalert@hemscott.
co.uk" <emailalert
05/08/2003 18:17

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:3713O
Invensys PLC
05 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	1,279,860
HSBC Global Custody Nominee (UK) Ltd A/C 886603	23,000,000
HSBC Global Custody Nominee (UK) Ltd A/C 775245	15,291,531
HSBC Global Custody Nominee (UK) Ltd A/C 130007	1,500,000
HSBC Global Custody Nominee (UK) Ltd A/C 770286	2,000,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206	81,809,392
HSBC Global Custody Nominee (UK) Ltd A/C 866197	449,365
HSBC Global Custody Nominee (UK) Ltd A/C 904332	297,400
HSBC Global Custody Nominee (UK) Ltd A/C 916681	183,500
HSBC Global Custody Nominee (UK) Ltd A/C 361602	162,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	8,500,000
HSBC Global Custody Nominee (UK) Ltd A/C 360509	3,929,025
HSBC Global Custody Nominee (UK) Ltd A/C 766793	414,892
HSBC Global Custody Nominee (UK) Ltd A/C 924422	162,006

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

4 August 2003

11) Date company informed

5 August 2003

12) Total holding following this notification

138,978,971

13) Total percentage holding of issued class following this notification

3.97%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 5 August 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLSSWFWISDSEIA

For more information and to contact AFX: www.afxnews.com and www.afxpress.com

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BTRsec/RLS Admin/Letters/2003/0089


invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

11 August 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2003
WASH, D.C. 152 SECTION

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert

08/08/2003 10:35

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:4800O
Invensys PLC
08 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners has an interest are approximately 560 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

1 August 2003

11) Date company informed

8 August 2003

12) Total holding following this notification

454,739,089

13) Total percentage holding of issued class following this notification

13%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group
Marketing and Communications 020 78213538

16) Name of company official responsible for
making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 8 August 2003

This information is provided by RNS
The company news service from the London Stock Exchange

.END

HOLSSSFSASDSEFA

For more information and to contact AFX: www.afxnews.com and
www.afxpress.com

To stop receiving news story alerts, please visit
http://hemscott.com/scripts/IRAlert.dll/delete?userid=10091&email=venetia.b
rown@invensys.com